United States
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 333-88202
811-21092

New Colony Investment Trust

(Exact name of registrant as specified in its charter)

130 King Street West, Suite 2850, Toronto, Ontario, Canada M5X 1A4 (416) 364-8788

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Beneficial Ownership referred to as Common Shares

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1 (Common Shares were only issued to an initial purchaser for the purpose of establishing the Trust. Common Shares were never issued to the public due to the termination of the initial public offering.)

Pursuant to the requirements of the Securities Exchange Act of 1934 New Colony Investment Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 14, 2003	By:	/s/ Jill Frick Jill Frick Corporate Secretary